

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2025

Daniel W. Paterson
Chief Executive Officer
Verastem, Inc.
117 Kendrick Street, Suite 500
Needham, Massachusetts 02494

> **Re: Verastem, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 8, 2025**
> **File No. 333-289399**

Dear Daniel W. Paterson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Thomas Danielski, Esq.